Exhibit 21

Subsidiaries of Registrant

Subsidiary	Jurisdiction of Organization

Immucor Medizinische Diagnostik GmbH	Germany

Immucor Italia S.r.l.	Italy

Immucor Diagnosticos Medicos Lda.	Portugal

Gamma Biologicals, Inc.	United States (Texas)

Dominion Biologicals Limited	Canada

Immucor, S.L.	Spain

Immucor Gamma Benelux SPRL.	Belgium

Immucor-Kainos, Inc.	Japan

BCA Acquisition Corporation	United States (Georgia)

Immucor Sales, Inc.	United States (Georgia)

The Company owns, directly or indirectly, 100% of each of the above entities.